UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Employer ID No: 94-2203880

Plan Number: 001

Financial Statements for the Years Ended December 31, 2016 and 2015,

Supplemental Schedule as of December 31, 2016

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
June 29, 2017

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
Cash	$1,543	$-
Investments, at fair value:
Mutual funds	131,449,788	118,172,275
Williams-Sonoma, Inc. Stock Fund	56,226,416	75,392,756
Collective common trust funds:
Schwab Managed Retirement Trust Funds	69,575,184	62,699,232
Galliard Retirement Income Fund	14,959,381	15,018,701
BlackRock U.S. Debt Index Fund	4,823,529	4,399,296

Total investments at fair value	277,034,298	275,682,260
Employee contributions receivable	1,660,807	1,375,089
Employer contributions receivable	3,484,732	3,354,046
Loans receivable from participants	5,767,578	5,825,549
Accrued interest on loans receivable from participants	21,760	19,517

NET ASSETS AVAILABLE FOR BENEFITS	$287,970,718	$286,256,461

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015

	2016	2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$24,225,693	$22,669,652
Employer, net of forfeitures	5,873,981	6,355,883

Total contributions	30,099,674	29,025,535

Investment income (loss):
Net appreciation (depreciation) in investments	3,762,549	(21,572,210)
Interest	239,056	213,963
Dividends	1,785,212	1,838,131

Total investment income (loss)	5,786,817	(19,520,116)

Interest income on loans receivable from participants	231,797	230,254

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	34,066,748	33,105,633
Participant paid administrative expenses	192,388	97,121
Administrative expenses paid from forfeitures	144,895	298,063

Total deductions	34,404,031	33,500,817

Net increase (decrease)	1,714,257	(23,765,144)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	286,256,461	310,021,605

End of year	$287,970,718	$286,256,461

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their pre-tax income and have such amounts paid into the Plan. Associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. During 2016 and 2015, federal income tax rules limited participants’ maximum annual salary deferral contributions to $18,000, and “catch-up” contributions to $6,000.

The Company’s matching contribution is equal to 50% of each participant’s salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30th or December 31st of the year in which the deferrals are made. Full-time associate must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ “rollover” and “catch-up” contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment options available to participants as of December 31, 2016 were as follows:

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non U.S. international companies.

•	Wells Fargo Advantage Discovery Institutional Class Fund – a mid cap growth equity fund invested primarily in equity securities of small- and medium-capitalization companies.

•	Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2060, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•

BlackRock U.S. Debt Index Fund – a collective common trust fund invested primarily in U.S. investment grade debt securities, such as U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

Loans receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all amounts are immediately distributed) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At December 31, 2016 and 2015, forfeited nonvested accounts totaled $193,779 and $713,390, respectively. During 2016, employer contributions were reduced by $715,813 and administrative expenses of $144,895 were paid from forfeited nonvested accounts. During 2015, employer contributions were reduced by $68,743 and administrative expenses of $298,063 were paid from forfeited nonvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan Document. All other administrative expenses are paid by the Company.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. As a result, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in collective common trust funds is based on the quoted net asset value of shares held by the Plan.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Benefits payable – As of December 31, 2016 and 2015, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2016	2015
Deferred benefits payable	$85,852,157	$75,711,252
Benefits payable	335,870	300,279

Total	$86,188,027	$76,011,531

Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund which is determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability;

•	Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability

The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is valued using the daily closing price of Williams-Sonoma, Inc. common stock as reported on the New York Stock Exchange. Mutual funds are valued at the daily closing price as reported by the fund, which represents the net asset value of shares held by the Plan. These funds are required to publish their daily net asset value and to transact at that price, and are deemed to be actively traded.

Collective common trust funds are valued using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.

The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2016 and 2015, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2016 and December 31, 2015 were:

	Pricing Category	2016	2015
Mutual funds	Level 1	$131,449,788	$118,172,275
Williams-Sonoma, Inc. Stock Fund	Level 1	56,226,416	75,392,756

Total investments classified within fair value hierarchy		187,676,204	193,565,031
Investments measured at net asset value[1]		89,358,094	82,117,229

Total investments measured at fair value		$277,034,298	$275,682,260

[1]

These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statement of Net Assets Available for Benefits.

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Employer contributions receivable per the financial statements	$3,484,732	$3,354,046
Employer contributions earned; received in subsequent year	-	-

Employer contributions receivable per Form 5500	$3,484,732	$3,354,046

Employee contributions receivable per the financial statements	$1,660,807	$1,375,089
Employee contributions earned; received in subsequent year	(1,126,059)	(882,730)

Employee contributions receivable per Form 5500	$534,748	$492,359

The following is a reconciliation of employer and employee contributions per the financial statements for 2016 and 2015 to the Form 5500:

	2016	2015
Employer contributions (net of forfeitures) per the financial statements	$5,873,981	$6,355,883
Employer contributions (net of forfeitures) earned; received in subsequent year	-	298,359

Employer contributions per Form 5500	$5,873,981	$6,654,242

Employee contributions per the financial statements	$24,225,693	$22,669,652
Employee contributions earned; received in subsequent year	(243,329)	46,071

Employee contributions per Form 5500	$23,982,364	$22,715,723

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$287,970,718	$286,256,461
Contributions earned; received in subsequent year	(1,126,059)	(882,730)

Net assets available for benefits per Form 5500	$286,844,659	$285,373,731

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2016 and 2015 were $248,545 and $338,409, respectively.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2016 and 2015, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $56,226,416 and $75,392,756, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,676,814 and $1,715,641 in 2016 and 2015, respectively.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

6.	INCOME TAX STATUS

In 2013 the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan’s favorable determination letter expired on January 31, 2016, however the Plan applied for a new determination letter with the IRS and received a letter of acknowledgement on March 11, 2016 stating that the IRS had received the Plan’s application for determination and that the request is being processed. As of the date that these financial statements were available to be issued, the Plan had not received a response from the IRS. The Administrative Committee believes that the Plan, as written and applied, still meets the requirements of the applicable sections of the Code, and the trust established under the Plan still qualifies for exemption under the applicable sections of the Code, and therefore will be granted a favorable determination letter by the IRS. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2016. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2016

Security Description	Number of Fund Shares/Units	Fair Value[3]

Mutual funds:
Dodge & Cox Stock Fund	172,938	$31,872,523
Schwab S&P 500 Index Fund[1]	904,171	31,121,598
T Rowe Price Institutional Large Cap Growth Fund	752,660	22,007,784
American Beacon International Equity Fund	950,683	16,285,203
Wells Fargo Advantage Discovery Institutional Class Fund	494,857	15,741,416
Metropolitan West Total Return Bond Fund	1,368,241	14,421,264

Total mutual funds		131,449,788

Williams-Sonoma, Inc. Stock Fund[1]	290,981	56,226,416

Collective common trust funds:

Schwab Managed Retirement Trust Fund 2040[1]	534,995	15,616,520
Galliard Retirement Income Fund	681,803	14,959,381
Schwab Managed Retirement Trust Fund 2030[1]	497,035	13,902,094
Schwab Managed Retirement Trust Fund 2020[1]	430,202	10,940,039
Schwab Managed Retirement Trust Fund 2035[1]	428,948	6,648,701
Schwab Managed Retirement Trust Fund 2050[1]	416,377	6,541,296
Schwab Managed Retirement Trust Fund 2045[1]	375,266	5,647,757
Schwab Managed Retirement Trust Fund 2025[1]	346,347	5,205,600
BlackRock U.S. Debt Index Fund	245,964	4,823,529
Schwab Managed Retirement Trust Income Fund[1]	183,670	3,080,162
Schwab Managed Retirement Trust Fund 2015[1]	119,643	1,716,882
Schwab Managed Retirement Trust Fund 2055[1]	14,154	215,007
Schwab Managed Retirement Trust Fund 2060[1]	5,399	61,126

Total collective common trust funds		89,358,094

Total investments at fair value		$277,034,298

Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1,2]		$5,767,578

1 Represents an exempt party-in-interest transaction.

2 Includes loans receivable with original maturities of up to 15 years. See Note 1 to financial statements.

3 Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Philip Louridas
Philip Louridas
Vice President, Total Rewards

Dated: June 29, 2017

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm